Exhibit 99.1

Can-Fite to Participate in Digital Bio-Europe Spring Partnering Conference; Looks to Partner on Co-Development of Piclidenoson for Coronavirus Treatment

Meetings with prospective partners regarding Piclidenoson as a potential treatment for coronavirus, in addition to established indications for the Company’s drugs in Phase II and Phase III studies

PETACH TIKVA, Israel, March 18, 2020 — Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today that Dr. Sari Fishman, the Company’s Director of Business Development, will participate in the digital Bio-Europe Spring partnering conference from March 23 to 27, 2020. The conference, which had originally been scheduled for an in-person format in Paris, will now be conducted as the world’s largest fully digital life science partnering event.

In addition to conducting meetings regarding Can-Fite’s lead drug candidates, Piclidenoson and Namodenoson, for their established indications in Phase II and Phase III trials, Can-Fite has garnered interest from prospective partners for Piclidenoson as a potential treatment for coronavirus. Piclidenoson, currently in Phase III clinical studies for the treatment of rheumatoid arthritis, has begun pre-clinical testing for the treatment of coronavirus.

Piclidenoson is an anti-rheumatic drug with positive efficacy signals in Phase II clinical studies and currently in Phase III. The drug is also known to have anti-viral effects against single stranded RNA viruses. Coronavirus is known to be a single stranded RNA virus. Today, drugs with this profile are under clinical studies for the treatment of coronavirus to combat the uncontrolled immune response created by the disease. China recently approved Roche’s Actemra, a rheumatoid arthritis drug, to treat coronavirus patients with lung damage.

In conjunction with Temple University’s Lewis Katz School of Medicine in Philadelphia, Can-Fite is currently testing Piclidenoson’s anti-viral effects against coronavirus. Piclidenoson’s anti-viral properties are protected by U.S. patent US7589075.

“This is an important time for potential partner meetings, as we expect to announce our Phase II NASH results for Namodenoson by the end of March, and Piclidenoson is being evaluated as a potential treatment for coronavirus. If our studies with Temple University in the U.S. produce positive data, we intend to apply for a compassionate use program in Israel for Piclidenoson in the treatment of coronavirus,” stated Can-Fite CEO Dr. Pnina Fishman.

Can-Fite’s drugs have an excellent safety profile, having treated more than 1,500 patients. Namodenoson is currently being used to treat advanced liver cancer patients in Israel under a compassionate use program.

Approximately $18 million in upfront and milestone payments have been received to date by Can-Fite from out-licensing and distribution deals in certain countries located in Asia, Europe, and North America for indications including rheumatoid arthritis, psoriasis, liver cancer, and NASH. Achieving future milestones may trigger additional milestone payments plus royalties.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114